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June 15, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Ada D. Sarmento

Re:	Genprex, Inc.

Registration Statement on Form S-1

Filed May 22, 2018

File No. 333-225090

Dear Ms. Sarmento:

This letter is submitted on behalf of our client, Genprex, Inc. (the “Company”), in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 13, 2018 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on May 22, 2018 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comment and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects this revision. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

The Offering, page 8

1.

Please note that the selling stockholders must be irrevocably bound to purchase a set number of securities for a set purchase price at the time of filing the resale registration statement subject only to the effectiveness of the registration statement or other conditions outside their control. In addition, the selling stockholders must be at market risk at the time that the resale registration statement is filed. The purchase

United States Securities and Exchange Commission

June 15, 2018

price cannot be contingent on the market price at the time of effectiveness of the resale registration statement or at any subsequent date. In this regard, we note:

•	The per share purchase price of the shares and the per share exercise price of the warrants will automatically be adjusted based on the market price after the date that (i) a registration statement covering the resale of the securities issued in the private placement is declared effective by the SEC and (ii) your stockholders approve the private placement.

•	Following any adjustment of the per share purchase price of the shares, you will issue additional shares in proportion to such adjustment, and following any adjustment to the per share warrant exercise price, the number of warrant shares that may be issued pursuant to each warrant will be proportionately increased.

•	Another adjustment to the per share purchase price of the shares and the per share exercise price of the warrants will occur on the date that shares may be sold pursuant to Rule 144 if all of the shares issuable pursuant to the purchase agreement are not included in this resale registration statement.

For these reasons, it appears that the private placement of the shares and warrants was not complete at the time this resale registration statement was filed. Please withdraw and refile once the private placement has been completed. For guidance, please refer to Securities Act Sections Compliance and Disclosure Interpretations Question 134.01.

Response:

We respectfully submit that the requirements of CD&I Question 134.01 were met at the time of the closing of the offering because all consideration was paid, and the investors’ final investment decision was made, on May 9, 2018. The subsequent adjustment to the number of shares does not require any new consideration to be paid, or investment decision on the part of the investors. The investment amount for the securities is fixed and was fully paid at the time of the closing on May 9, 2018 and not subject to change or adjustment at a later date. Accordingly, the investors’ full subscription amount was at market risk at the time of the filing of the registration statement. The issuance of the additional shares, if any, is akin to dilution protection and is addressed under CD&I Question 132.06 which provides that, for purposes of Rule 144, shares acquired pursuant to anti-dilution rights tack back to the original placement of the securities. The justification for the CD&I is that, at the time of the dilution adjustment, the holder is not paying any additional consideration or making any new investment decision. Similarly, in this transaction, the issuance of the shares does not require the payment of any additional consideration or new investment decision and accordingly the investor is fully at market risk at the time of the closing, which was prior to the filing of the registration statement.

United States Securities and Exchange Commission

June 15, 2018

Moreover, C&DI question 134.01 addresses the circumstances in which the resale registration statement is filed, or even declared effective, before securities have been sold to the investors. In contrast, the Registration Statement was filed after the May 9, 2018 closing of the private placement.

For the reasons set forth above, we respectfully request that the Staff reconsider its position with respect to Comment No. 1.

Incorporation of Information by Reference, page 118

2.	To the extent you file a new registration statement where you elect to use incorporation by reference, please incorporate your Form 8-K filed on March 15, 2018. Refer to Item 12(a)(2) of Form S-1.

Response:

The Company has added disclosure on page 115 of Amendment No. 1 to include the reference to the Company’s Current Report on Form 8-K filed on March 15, 2018.

The Company respectfully requests the Staff’s assistance in completing the review of Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (512) 236-9908.

Sincerely,

STREUSAND, LANDON, OZBURN & LEMMON, LLP

/s/ Christopher J. Ozburn
Christopher J. Ozburn

cc:	Mary Beth Breslin, Securities and Exchange Commission

J. Rodney Varner, Genprex, Inc.